SECURITIES AND EXCHANGE COMMISSION

 Investment Company Act Release No.34729; File No. 812-15371

 Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers
Trust

 October 17, 2022

 AGENCY: Securities and Exchange Commission (   Commission    or    SEC   ).

 ACTION: Notice.

 Notice of an application for an order pursuant to section 6(c) of the Investment Company Act of 1940

 (the    Act   ) for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, pursuant to sections

 6(c) and 23(c) of the Act for certain exemptions from rule 23c-3 under the Act, and pursuant to section 17(d) of the Act and rule 17d-1 thereunder.

 Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares and asset-based distribution and/or service fees with respect to certain classes.

 Applicants: Emerald Strategic Innovation Interval Fund (the    Initial Fund
) and Emerald Mutual Fund

 Advisers Trust (the    Adviser   ).

 Filing Dates: The application was filed on July 21, 2022, and amended on September 27, 2022.

 Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

 Commission orders a hearing. Interested persons may request a hearing on any application by e-

 mailing the SEC   s Secretary at Secretarys-Office@sec.gov and serving the
Applicants with a copy of

 the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on, November 11, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.

 Pursuant to rule 0-5 under the Act, hearing requests should state the nature
of the writer   s interest,

 any fact

bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the

Commission   s Secretary at Secretarys-Office@sec.gov.

 ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Jeremy Senderowicz,
 jsenderowicz@vedderprice.com.

 FOR FURTHER INFORMATION CONTACT: Terri Jordan, Branch Chief, at (202) 551-6825

 (Division of Investment Management, Chief Counsel   s Office).

 SUPPLEMENTARY INFORMATION: For Applicants    representations, legal analysis,
and

 conditions, please refer to Applicants    first amended and restated
application, dated September 27,

 2022, which may be obtained via the Commission   s website by searching for
the file number at the

 top of this document, or for an Applicant using the Company name search field,
on the SEC   s

 EDGAR system. The SEC   s EDGAR system may be searched at, at

 http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also
call the SEC   s

 Public Reference Room at (202) 551-8090.

        For the Commission, by the Division of Investment Management, under delegated authority.




                                                              J. Lynn Taylor,
                                                              Assistant
Secretary.